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                                 SCHEDULE TO / A

THIRD AMENDMENT TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           SOUTHSIDE BANCSHARES CORP.
                            (Name of Subject Company)

                           SOUTHSIDE BANCSHARES CORP.
                       (Name of Filing Person, the Issuer)

                           COMMON STOCK, $1 PAR VALUE
                         (Title of Class of Securities)

                                    844700104
                      (CUSIP Number of Class of Securities)

                               Thomas M. Teschner,
                      President and Chief Executive Officer
                           SOUTHSIDE BANCSHARES CORP.
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116
                                 (314) 776-7000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                             John K. Pruellage, Esq.
                          LEWIS, RICE & FINGERSH, L.C.
                               500 NORTH BROADWAY
                                   SUITE 2000
                            ST. LOUIS, MISSOURI 63102
                                 (314) 444-7600

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                            CALCULATION OF FILING FEE
Transaction valuation (1)                               Amount of filing fee:(2)
      $18,000,003                                                $3,600
--------------------------------------------------------------------------------

(1) Calculated solely for purposes of determining the filing fee, based on the purchase of 1,469,388 shares of common stock of Southside Bancshares Corp. at the maximum tender offer purchase price of $12.25 per share.

(2)      Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Form or Registration Number: N/A
         Filing Party: N/A
         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment the Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

                                 AMENDMENT NO. 3

         This Amendment No. 3 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Southside Bancshares Corp, a Missouri corporation ("Southside"), on January 8, 2001, as amended on February 1, 2001 and March 13, 2001, in connection with Southside's offer to purchase for cash up to 1,100,000 (or such greater number of shares as Southside may elect to purchase pursuant to the offer not to exceed 1,469,388) shares of its common stock, par value $1.00 per share at a purchase price not greater than $12.25 and not less than $10.75 per share (the "Offer").

ITEMS 4, 6 AND 11 TERMS OF THE TRANSACTION; PURPOSE OF THE TRANSACTION AND PLANS
                  OR PROPOSALS; ADDITIONAL INFORMATION

         On May 1, 2001, Southside announced that it had entered into an agreement and plan of merger with Allegiant Bancorp, Inc., a Missouri corporation ("Allegiant"), pursuant to which Allegiant would merge with and into Southside, each of the shares of Southside's common stock issued and outstanding at the effective time of the merger would be converted into (a) the right to receive $14.00 in cash, (b) the right to receive 1.39 shares of common stock of the surviving corporation in the merger or (c) the right to receive a combination of cash and such common stock, as each holder of Southside common stock shall elect or be deemed to have elected pursuant to such merger agreement. Each of the shares of Allegiant's common stock issued and outstanding at the effective time of the merger would be converted into the right to receive one share of the surviving corporation's common stock. On May 1, 2001, Southside also announced that that not all of the conditions to the Offer have been satisfied and that the Offer should be terminated. Southside has instructed its exchange agent to promptly return all Shares theretofore tendered pursuant to the Offer and not withdrawn. Copies of Southside's May 1, 2001 press release with respect to the Allegiant transaction and of Southside's May 1, 2001 press release regarding termination of the Offer are filed herewith as Exhibits
(a)(12) and (a)(13), respectively, and are incorporated herein by reference.

ITEM 12 EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits.

         (a)(12) Press release dated May 1, 2001 (regarding merger agreement with Allegiant)

         (a)(13) Press release dated May 1, 2001 (regarding termination of tender offer)

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2001

                                       SOUTHSIDE BANCSHARES CORP

                                       By: /s/ Thomas M. Teschner
                                           -------------------------------------
                                           Thomas M. Teschner
                                           President and Chief Executive Officer

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